Commission File Number

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 23, 2006

eircom Group plc

Valentia Telecommunications

eircom Funding

eircom Limited

(Translation of registrant’s name into English)

114 St. Stephen’s Green West,

Dublin 2

Ireland

Tel: (+353) 1 602 7900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 23, 2006

Disclosure Regarding Forward-Looking Statements

This report may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

For immediate release	23 May 2006

RECOMMENDED CASH OFFER

for

eircom Group plc (“eircom”)

by

BCM Ireland Holdings Limited

(“BCMIH”)

to be effected

by means of a Scheme of Arrangement

under section 425 of the Companies Act 1985

Summary

•	The Independent Directors[1] of eircom and the board of directors of BCMIH are pleased to announce that they have reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

•	Under the terms of the Cash Offer, eircom Ordinary Shareholders (other than BCMIH) will be entitled to receive €2.20 in cash for each eircom Ordinary Share held.

•	In addition, eircom Ordinary Shareholders will receive a second interim dividend of €0.052 per eircom Ordinary Share for the financial year ended 31 March 2006, which is expected to be paid on 26 June 2006 to the registered holders of eircom Ordinary Shares as at 26 May 2006.

•	Accordingly, under the terms of the Cash Offer and including the second interim dividend, eircom Ordinary Shareholders will receive a total of €2.252 in cash per share.

•	The Cash Offer (including the second interim dividend of €0.052 per eircom Ordinary Share) values the entire issued ordinary share capital of eircom at approximately €2,416 million.

•	The Cash Offer (including the second interim dividend of €0.052 per eircom Ordinary Share) represents:

–	a premium of approximately 35.0 per cent. to the volume-weighted average Closing Price of €1.67 per eircom Ordinary Share for the six months to 5 October 2005, being the last business day prior to the announcement by eircom regarding speculation concerning a possible bid for eircom by Swisscom AG; and

–	a premium of approximately 4.3 per cent. to the Closing Price of €2.16 per eircom Ordinary Share on 20 February 2006, being the last business day prior to the announcement by eircom that it had received a preliminary approach from Babcock & Brown Capital Limited.

•	A Preference Share Alternative will also be made available to all Scheme Ordinary Shareholders (other than Restricted Overseas Persons).

•	The Independent Directors, who have been so advised by Morgan Stanley & Co. Limited and Goodbody Corporate Finance, consider the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Directors, Morgan Stanley & Co. Limited and Goodbody Corporate Finance have taken into account the commercial assessments of the Independent Directors.

•	The Independent Directors have indicated to BCMIH that they intend unanimously to recommend that eircom Ordinary Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, as the Independent Directors have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 4,531,529 eircom Ordinary Shares, representing (as at the date of this announcement) approximately 0.4 per cent. of the existing issued ordinary share capital of eircom.

•	BCMIH is a newly-incorporated company specifically formed for the purpose of implementing the Offer and is funded by Babcock & Brown Capital Limited (“BCM”) and certain of its affiliates (together the “BCM Group”) and the eircom Employee Share Ownership Trust (“ESOT”). BCM and the ESOT have come together with a proposal to make a joint offer. Immediately following completion of the Offer, the BCM Group and the ESOT will indirectly hold 65 per cent. and 35 per cent. of the issued ordinary share capital of BCMIH, respectively.

•	The Offer is subject to certain conditions including approval of the ESOT’s participation in BCMIH and the Offer by the passing of a resolution of the ESOT Beneficiaries. The ESOT Trustee, which has been so advised by NM Rothschild and Merrion, has confirmed to BCMIH that it intends to recommend that the ESOT Beneficiaries vote in favour of the resolution to approve the ESOT’s participation in BCMIH and the Offer.

•	In addition, the Offer will be conditional, inter alia, upon the receipt of certain regulatory clearances and (for the benefit of the ESOT) Irish taxation clearances remaining in full force and effect.

•	BCMIH, the BCM Group and the ESOT, in aggregate own approximately 50.2 per cent. of the eircom Ordinary Shares in issue.

•	Robert Topfer is Chairman of BCMIH and Con Scanlon is Deputy Chairman of BCMIH. It is intended that Pierre Danon will become Chairman of eircom upon completion of the Offer and Con Scanlon will remain Deputy Chairman.

•	The Offer will be financed by equity financing from the BCM Group and the ESOT and debt financing underwritten by Barclays Capital, Credit Suisse, Deutsche Bank, Dresdner Kleinwort Wasserstein and JPMorgan.

•	It is expected that the Scheme Document, containing further details of the Offer, will be dispatched as soon as practicable and that the Scheme will become effective in the third quarter of the 2006 calendar year, subject, inter alia, to the satisfaction of the conditions set out in Appendix I to this announcement and in the Scheme Document.

•	BCMIH and BCM are each being advised by JPMorgan Cazenove. The ESOT is being advised by NM Rothschild and Merrion. eircom is being advised by Morgan Stanley & Co. Limited and Goodbody Corporate Finance.

Commenting on the Cash Offer, Sir Anthony O’Reilly, Chairman of eircom, said:

“After careful consideration the Independent Directors of eircom intend unanimously to recommend shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM. The Independent Directors believe that the Cash Offer, which recognises the successful implementation of eircom’s stated strategy, is fair and reasonable and is in the best interests of eircom ordinary shareholders, who will receive a substantial return on their investment since the eircom IPO in March 2004.”

Commenting on the Offer, Robert Topfer, Chairman of BCMIH, said:

“We are delighted to be in a position to make the Offer to eircom Ordinary Shareholders and look forward to a successful conclusion of the transaction. We believe that €2.20 per share represents a premium price for Ordinary Shareholders, but we recognise that eircom is a fundamentally sound business with a committed workforce. We look forward to working with all stakeholders to realise the long-term value in the business.”

Commenting on the Offer, Con Scanlon, General Manager of the ESOT, said:

“We believe this is an attractive proposal for all parties involved and are pleased to be joining BCM in making this offer to eircom shareholders. We look forward to increasing our ownership stake in eircom as part of the proposed transaction, and to continuing to play a key role in the future success of the business. We are particularly pleased that this has been achieved in a way that allows the ESOT to make substantial distributions to beneficiaries over the next few years.”

This summary should be read in conjunction with the full text of the following announcement.

[1]	The representatives of the ESOT on the eircom Board have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch has absented himself from the deliberations of the Board of the ESOT Trustee in relation to the Offer.

BCMIH will hold an analysts’ and investors’ conference call at 9.30 a.m. (London/Dublin time) today. Analysts and investors can access the call by dialling +353 (0)1 655 0185 (Ireland) or +44 (0)20 7138 0813 (UK), password “BCMIH”.

Enquiries

eircom Group plc

Phil Nolan (Chief Executive Officer)

Peter Lynch (Chief Financial Officer)

Jennifer Creevey (Head of Investor Relations)

Tel: +353 (0)1 701 5107

Morgan Stanley & Co. Limited (Financial adviser to eircom)

Justin Manson

Jean Abergel

Laurence Hopkins

Tel: +44 (0)20 7425 8000

Goodbody Corporate Finance (Financial adviser to eircom)

Brian O’Kelly

Simon Howley

Tel: +353 (0)1 667 0420

Powerscourt Media (Public relations adviser to eircom)

Rory Godson

Tel: +44 (0)20 7236 5615

Mob: +44 (0)7909 926 020

BCMIH

Robert Topfer

Rex Comb

Tel: +44 (0)20 7203 7300

JPMorgan Cazenove (Financial adviser to BCM and BCMIH)

Robert McGuire

Edward Banks

Andrew Truscott

Tel: +44 (0)20 7588 2828

Davy (Broker to BCMIH)

Ivan Murphy

Paul Burke

Tel: +353 (0)1 679 6363

Wilson Hartnell Public Relations (Public relations adviser to BCMIH)

Brian Bell

Tel: +353 (0)1 669 0273

ESOT

Con Scanlon

Jerome Barrett

Tel: +353 (0)1 647 1833

NM Rothschild (Financial adviser to the ESOT)

Jeremy Boardman

Richard Murley

Chris M Brooks

Tel: +44 (0)20 7280 5000

Merrion (Broker to the ESOT)

John Sheridan

Damien Gaffney

Tel: +353 (0)1 240 4100

Financial Dynamics (Public relations adviser to the ESOT)

Declan Kelly

Tel: +353 (0)1 663 3600

The Independent Directors accept responsibility for the following information contained in this announcement: the quotation from the Chairman of eircom, Section 4 – ‘Recommendation’, Section 9 – ‘Background to and reasons for the recommendation’ and Section 10 – ‘Information on eircom’. The Independent Directors accept responsibility for no other information contained in this announcement. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for BCM and BCMIH and no one else in connection with the Offer and will not be responsible to anyone other than BCM and BCMIH for providing the protections afforded to customers of JPMorgan Cazenove or for providing advice in relation to the Offer.

Davy, which is regulated by the Financial Regulator under the Investment Intermediaries Act 1995, is acting as broker to BCMIH and is also giving financial advice to BCMIH and no one else in connection with the Offer and will not be responsible to anyone other than BCMIH for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

NM Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting for the ESOT and no one else in connection with the Offer and will not be responsible to anyone other than the ESOT for providing the protections afforded to the customers of NM Rothschild or for providing advice in relation to the Offer.

Merrion, which is regulated by the Financial Regulator under the Investment Intermediaries Act 1995, is acting as broker to the ESOT and is also giving financial advice to the ESOT and no one else in connection with the Offer and will not be responsible to anyone other than ESOT for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for eircom and no one else in connection with the Offer and will not be responsible to anyone other than eircom for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

Goodbody Corporate Finance, which is regulated by the Financial Regulator under the Investment Intermediaries Act 1995, is acting exclusively for eircom and no one else in connection with the Offer and will not be responsible to anyone other than eircom for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

eircom will prepare the Scheme Document to be distributed to eircom shareholders. eircom and BCMIH urge eircom shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer.

The Preference Shares have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States unless registered or pursuant to an exemption from the registration requirements thereof. The Preference Shares issued under the Scheme are expected to be exempt from the registration requirements of the US Securities Act by virtue of Section 3(a)(10) thereof. Furthermore, the Preference Shares have not been, and will not be, registered under the applicable securities laws of any other Overseas Jurisdiction and no regulatory clearances in respect of the Preference Shares have been, or will be, applied for in any such Overseas Jurisdiction. Accordingly, unless permitted by the relevant securities laws, the Preference Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into any Overseas Jurisdiction or for the accounts or benefit of, any Restricted Overseas Person.

The ability of persons not resident in the United Kingdom or Ireland to elect for the Preference Share Alternative may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. Any decision in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any other document by which the Offer is made.

The EU Takeover Directive was implemented in the UK on 20 May 2006 and, as a result, the City Code applies to eircom.

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the “City Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of eircom, all “dealings” in any “relevant securities” of eircom (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of eircom, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of eircom by BCMIH or eircom, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

This summary should be read in conjunction with the full text of this announcement. Appendix I to this announcement contains the conditions to, and certain further terms of, the Offer. Appendix II to this announcement contains further details of the sources of information and bases of calculations set out in this announcement, Appendix III to this announcement contains further details of the Preference Share Alternative and Appendix IV contains definitions of certain expressions used in this summary and in this announcement.

For immediate release	23 May 2006

RECOMMENDED CASH OFFER

for

eircom Group plc (“eircom”)

by

BCM Ireland Holdings Limited

(“BCMIH”)

to be effected

by means of a Scheme of Arrangement

under section 425 of the Companies Act 1985

1. Introduction

The Independent Directors1 of eircom and the board of directors of BCMIH are pleased to announce that they have reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a scheme of arrangement under section 425 of the Companies Act. BCMIH is a company that has been formed for the purposes of Babcock & Brown Capital Limited (“BCM”) and the eircom Employee Share Ownership Trust (“ESOT”) jointly making the Offer.

2. The Cash Offer

Under the Scheme, which will be subject to the conditions and further terms set out in Appendix I to this announcement and to be set out in full in the Scheme Document, Scheme Ordinary Shareholders will be entitled to receive:

for each eircom Ordinary Share held	€2.20 in cash

In addition, eircom Ordinary Shareholders will receive a second interim dividend of €0.052 per eircom Ordinary Share in respect of the financial year ended 31 March 2006, which is expected to be paid on 26 June 2006 to the registered holders of eircom Ordinary Shares as at 26 May 2006.

Accordingly, under the terms of the Cash Offer and including the second interim dividend, eircom Ordinary Shareholders will receive a total of €2.252 in cash per share.

The Cash Offer (including the second interim dividend of €0.052) values the entire issued ordinary share capital of eircom at approximately €2,416 million.

[1]	The representatives of the ESOT on the eircom Board have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch has absented himself from the deliberations of the Board of the ESOT Trustee in relation to the Offer.

The Cash Offer (including the second interim dividend of €0.052 per eircom Ordinary Share) represents:

•	a premium of approximately 35.0 per cent. to the volume-weighted average Closing Price of €1.67 per eircom Ordinary Share for the six months to 5 October 2005, being the last business day prior to the announcement by eircom regarding speculation concerning a possible bid for eircom by Swisscom AG; and

•	a premium of approximately 4.3 per cent. to the Closing Price of €2.16 per eircom Ordinary Share on 20 February 2006, being the last business day prior to the announcement by eircom that it had received a preliminary approach from BCM.

BCMIH and BCM are each being advised by JPMorgan Cazenove. The ESOT is being advised by NM Rothschild and Merrion. eircom is being advised by Morgan Stanley & Co. Limited and Goodbody Corporate Finance.

3. Preference Share Alternative

As an alternative to the cash consideration of €2.20 per eircom Ordinary Share which would otherwise be receivable under the Offer, Scheme Ordinary Shareholders (other than Restricted Overseas Persons) will be entitled to elect to receive Preference Shares, to be issued by BCMIH under the Scheme, on the following basis:

For every €2.20 of consideration otherwise receivable under the Cash Offer	Preference Shares with an aggregate subscription price of €2.20

Scheme Ordinary Shareholders who elect to receive the Preference Share Alternative with respect to some or all of their eircom Ordinary Shares (and who are the registered holders of such eircom Ordinary Shares as at 26 May 2006) will remain entitled to the second interim dividend of €0.052 per eircom Ordinary Share in respect of the year ended 31 March 2006, which was declared on 15 May 2006 and is expected to be paid on 26 June 2006.

The Preference Shares will have the right to a floating preferential cash dividend payable every three months in arrear at an annual interest rate equivalent to the three-month EURIBOR rate less 50 basis points accrued daily on the subscription price of the relevant Preference Shares (net of any tax required to be withheld by the Company). Holders will, over a three-year period following the issue of the Preference Shares, have the option to call for the redemption of the Preference Shares for cash at their subscription price (plus accrued dividend). Preference Shares will be issued on or shortly after the Effective Date.

In respect of each eircom Ordinary Share held, electing eircom Ordinary Shareholders will receive four tranches of Preference Shares with an aggregate subscription price of €2.20. Tranches A and B will each have a subscription price of €0.5892 and will be redeemable at the option of the holder or BCMIH on 30 November 2006 and 30 June 2007 respectively and by BCMIH at any time thereafter. Tranches C and D will each have a subscription price of €0.5108 and will be redeemable at the option of the holder or BCMIH on 30 June 2008 and 30 June 2009 respectively and by BCMIH at any time thereafter. On 30 June 2009, any Preference Shares that have not previously been redeemed shall be mandatorily redeemed by BCMIH. The redemption proceeds of the Preference Shares will be guaranteed as to principal in equal shares by Barclays Capital, Credit Suisse, Deutsche Bank, Dresdner Kleinwort Wasserstein and JPMorgan.

The Preference Shares will be transferable with the consent of BCMIH but no application will be made for them to be listed or traded on any stock exchange. The Preference Share holders will not be entitled to receive notice of, attend or vote at general meetings of BCMIH and will not be entitled otherwise to participate in the profits of BCMIH.

The Preference Share Alternative is conditional on the Scheme becoming effective in accordance with its terms. The Preference Shares will not be offered in any Overseas Jurisdiction where it would be unlawful to do so. Further details of the Preference Share Alternative are included in Appendix III and full details will be included in the Scheme Document and the Form of Election.

The Preference Shares have many features that are equivalent to those of a typical loan note alternative that might be offered as an alternative to cash consideration. In this case, however, it is intended that the Preference Share Alternative should address certain tax considerations for eircom Ordinary Shareholders who are resident in Ireland. In deciding which form of consideration to elect for under the Offer, eircom Ordinary Shareholders should have regard to their own financial position. If eircom Shareholders are in any doubt as to the actions they should take in relation to the Preference Share Alternative, they should consult an independent financial adviser.

4. Recommendation

The Independent Directors, who have been so advised by Morgan Stanley and Goodbody Corporate Finance, consider the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Directors, Morgan Stanley and Goodbody Corporate Finance have taken into account the commercial assessments of the Independent Directors.

The Independent Directors have indicated to BCMIH that they intend unanimously to recommend that eircom Ordinary Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, as the Independent Directors have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 4,531,529 eircom Ordinary Shares, representing (as at the date of this announcement) approximately 0.4 per cent. of the existing issued ordinary share capital of eircom.

Further background to and reasons for the recommendation are included in paragraph 9.

5. Information on BCM

BCM is an Australian-based investment company that is listed on the Australian Stock Exchange. BCM is permitted to invest in both Australian and overseas companies, and in both listed and private entities. The focus of BCM is on a concentrated portfolio with a flexible investment horizon, with investments being held while they continue to meet its investment objectives. BCM is willing to achieve its investment objectives through acquiring stakes in companies in partnership with management and arranging and leading buy-outs or providing further financial resources to help established companies grow. BCM raised A$1 billion upon listing and its only material investment is its 27.1 per cent. indirect holding in eircom Ordinary Shares.

BCM has an exclusive 25-year fixed term management agreement with Babcock & Brown Capital Management Pty Limited (“BBCM”), under which BBCM provides management services to BCM, including preparing and presenting investment proposals, assisting BCM to implement investments and managing such investments.

Under BCM’s management agreement, BCM is obliged to offer Babcock & Brown Limited and its managed affiliates the opportunity to co-invest in any investment in which BCM proposes to invest. Currently, BBGP Eamon Holdings Limited, Babcock & Brown Direct Investment Fund Limited and Babcock & Brown Limited are co-investors with BCM in eircom. BBGP Eamon Holdings Limited and Babcock & Brown Direct Investment Fund Limited have each decided to continue to co-invest with BCM in eircom by undertaking to invest in BCMIH.

6. Information on the eircom Employee Share Ownership Trust

The ESOT and the related eircom Approved Profit Sharing Scheme (the “APSS”, together the “ESOP”) were established on 31 March 1999 to encourage and facilitate the acquisition and holding of shares in eircom (or its predecessor company) by and for the benefit of the employees and certain former employees of eircom and participating companies within the eircom Group. The ESOT Trustee is the trustee of the ESOT and the APSS. The vast majority of current ESOP participants joined the ESOP upon its establishment. A significant majority of the current workforce of the eircom Group are participants in the ESOP.

In essence, the ESOT’s relevant purposes are to acquire shares in eircom, or any successor, and to distribute such shares tax efficiently to its beneficiaries. The ESOT Trustee’s stated policy is to distribute assets to ESOT Beneficiaries “on a managed and phased basis” and it has committed, subject to its fiduciary and prudential duties, to make substantial distributions in the future. In doing so, it has an objective of maximising value for ESOT Beneficiaries, but is also aware that a large number of ESOT Beneficiaries will remain eligible to receive shares from the ESOT and the APSS in a tax efficient manner only until 31 March 2014, and therefore the ESOT Trustee is targeting the distribution of its assets to ESOT Beneficiaries by that date.

The ESOT currently holds 229,879,633 eircom Ordinary Shares, representing 21.4 per cent. of the issued ordinary share capital of eircom, and 144,166,666 Convertible Preference Shares, representing 100 per cent. of the issued shares of that class. The ESOT also holds a small number of Redeemable Preference Shares. It also owns 100 per cent. of the issued Trancheable Redeemable Preference Shares.

7. Information on BCMIH

BCMIH is a newly-incorporated company specifically formed for the purpose of implementing the Offer. BCMIH, which is incorporated in the Cayman Islands and tax resident in Ireland, is a wholly-owned subsidiary of BCMIF which is in turn a wholly-owned subsidiary of BCMIE. Immediately following completion of the Offer, the BCM Group and the ESOT will hold 65 per cent. and 35 per cent. of the issued ordinary share capital of BCMIE, respectively. BCMIH, BCMIF and BCMIE have not traded since incorporation nor have they entered into any obligations other than in connection with Offer and the financing of the Offer. The directors of both BCMIH and BCMIE are Robert Topfer (Chairman), Con Scanlon (Deputy Chairman), Colm Barrington, Rex Comb, John Conroy and Pierre Danon.

As at the date of this announcement, BCMIH holds 290,733,902 eircom Ordinary Shares representing 27.1 per cent. of eircom’s issued ordinary share capital and other members of the BCM Group hold an additional 18,265,151 eircom Ordinary Shares representing 1.7 per cent. of eircom’s issued ordinary share capital. Accordingly, the BCM Group holds 308,999,053 eircom Ordinary Shares in aggregate representing 28.8 per cent. of eircom’s issued ordinary share capital.

8. Background to and reasons for making the Offer

BCM was initially attracted to eircom due to its position as the incumbent telecommunications provider in one of Europe’s fastest-growing economies, with strong cash flows and operating in a stable regulatory environment.

BCM first invested in eircom through the acquisition of Ordinary Shares and nil-paid rights around the time of eircom’s rights issue of Ordinary Shares to fund eircom’s acquisition of Meteor. Following BCM’s acquisition of Ordinary Shares and nil-paid rights between 16 September 2005 and 5 October 2005, BCM owned approximately 10.8 per cent. of eircom’s issued Ordinary Shares and by the closing of the rights issue on 10 October 2005, the BCM Group in aggregate owned 12.5 per cent. of eircom’s issued Ordinary Shares.

During the early part of 2006, BCM increased its holding of eircom Ordinary Shares to approximately 27.1 per cent. (bringing the total volume-weighted average acquisition price of its eircom Ordinary Shares to €2.06 (excluding transaction costs) and the total percentage of eircom’s Ordinary Shares owned by the BCM Group to approximately 28.8 per cent.). Subsequently, BCM approached the ESOT with a view to the ESOT being a joint offeror for eircom. In early April 2006, BCM and the ESOT agreed the basis on which a joint approach would be made to eircom and signed a memorandum of understanding. Negotiations between eircom, BCM, the ESOT and BCMIH progressed such that on 21 April 2006 the parties entered into the Bidding Agreement with eircom providing BCMIH, inter alia, with access to due diligence materials on eircom.

BCM, BCMIH, the ESOT and eircom have entered into an Implementation Agreement, details of which are summarised in paragraph 15 below. BCM, BCMIH and the ESOT have also entered into a transaction conduct agreement which governs the conduct of the Offer as between the parties thereto. Further details of the Transaction Conduct Agreement will be contained in the Scheme Document.

Under the terms of the ESOT Trust Deed the approval of the ESOT Beneficiaries is required for the ESOT’s participation in BCMIH and the Offer and such approval is a Condition to the Offer. The ESOT Trustee expects the necessary ballot of the ESOT Beneficiaries to have been completed by 14 July 2006. If a competing proposal is made for eircom prior to the completion of the ballot, the ESOT Trust Deed requires that such a competing proposal is the subject of a further ballot. The Implementation Agreement makes provision for any necessary extension of the Scheme timetable to allow the further ballot to take place. In such circumstances the Offer will not proceed if the competing proposal is approved by the ESOT Beneficiaries in such further ballot. The requirement for a further ballot does not apply if the competing proposal is made after the ballot relating to the Offer has completed, and the ESOT Beneficiaries have mandated the ESOT Trustee to approve the Offer. The ESOT has obtained clarification as to certain Irish taxation matters from the Irish Revenue Commissioners and it is a Condition of the Offer that such clarifications remain in full force and effect without amendment in a manner which is material or adverse to the ESOT Beneficiaries. If this Condition (with the consent of the Panel) is invoked the Offer will lapse notwithstanding any prior approval obtained by the Ballot.

The Union Coalition has irrevocably consented to the changes necessary to the ESOT Trust Deed and the APSS Trust Deed to enable the Scheme to become effective.

BCMIH expects to be a long-term investor in eircom. BCMIH has a positive view of the Irish market as a whole, and sees eircom’s business as well-positioned to benefit from the positive macroeconomic, social and demographic trends in Ireland. BCMIH believes that eircom must continue to innovate and develop to face the challenges of increased competition and the rapid emergence of new technologies. BCMIH’s strategy for the business is to build on eircom’s existing market position by embracing new technologies, maintaining a strong customer focus and continuing to invest in eircom’s network infrastructure. In particular, BCMIH intends to:

•	Grow eircom’s revenue

BCMIH sees opportunities to grow revenue within three core areas of the eircom business:

➢	Broadband remains a key area of focus, with BCMIH intending to increase adoption by extending coverage, improving service bundling and enhanced marketing.

➢	The re-entry into the mobile sector through the acquisition of Meteor gives eircom a platform in the Irish mobile sector with an opportunity to develop the asset through initiatives such as the introduction of the eircom brand, cross-selling of mobile products from the fixed-line customer base, building on Meteor’s position in the pre-paid segment to move into the more lucrative post-paid segment and exploring next generation applications.

➢	BCMIH intends to continue to invest in eircom’s network to build on eircom’s position as the incumbent telecoms provider in Ireland. BCMIH believes that initiatives such as home networking, VOIP, IPTV and converging media services offer incremental growth opportunities in addition to the extension of existing offerings such as IP VPN and IT services.

•	Rebalance eircom’s existing business to take account of emerging trends

BCMIH intends to enhance customer service whilst maintaining the focus on ongoing cash and cost control. BCMIH will continue to actively manage eircom’s customer relationships, both through specific initiatives and through highlighting pro-active customer relationship management across the eircom Group. BCMIH will also continue to focus on increasing sales and marketing efficiency with specific initiatives with respect to customer churn, combined fixed and mobile service/product offerings and distribution channel optimisation. The acquisition of a mobile business by eircom was a key element in BCMIH’s decision to invest in eircom. Meteor brings this critical mobile capability to the eircom Group.

•	Create a platform for future value

BCMIH intends to work closely with ComReg to assist in the ongoing development of the regulatory and public affairs operating environment. In terms of network development, BCMIH plans to explore the development of next generation networks.

BCMIH believes that the eircom network is a valuable asset, capable of delivering long-term stable returns. BCMIH expects that the network assets will continue to be operated in a vertically-integrated model along with the eircom retail assets. However, BCMIH notes that governments and legislators elsewhere in the world have pushed incumbent operators towards virtual or structural network and retail separation. Although not anticipating structural separation, BCMIH has indicated that it would consider any such request from the relevant authorities in Ireland, provided an appropriate complementary regulatory regime is implemented and the interests of other stakeholders, including employees, are safeguarded.

BCMIH acknowledges that such a separation might allow the network business to more easily raise capital to finance the broadband, next-generation network and IPTV rollout.

9. Background to and reasons for the recommendation

eircom listed on the London and Irish stock exchanges in March 2004 at an issue price of €1.55 per Ordinary Share. Since then eircom’s management team has delivered on its strategic plan and eircom’s robust operational and financial performance has been reflected in the strong growth in total return since its listing. Over this period, and assuming the Offer proceeds, eircom Ordinary Shareholders will have achieved a total return (assuming reinvestment of dividends) of approximately 63 per cent.

eircom’s strategy has been to create shareholder value by maintaining market leadership in the fixed-line market, through strong brand recognition, growing the Irish broadband sector and through investing in the fixed-line network. In addition eircom has set out to capture additional value in the mobile market and in July 2005 announced the €420 million acquisition of Meteor, Ireland’s third largest mobile operator by market share.

The Meteor acquisition has allowed eircom to double its addressable market by value to approximately €4 billion and has allowed eircom to be well-positioned to capitalise on opportunities created through the convergence of fixed-line and mobile technologies. eircom has enjoyed tremendous shareholder support for its move back into mobile and since the completion of the transaction, Meteor has achieved attractive growth in market share and in financial performance.

On 10 October 2005, BCM announced that it had acquired a long-term, strategic shareholding in eircom, acquiring an interest of approximately 12.5 per cent. of its issued ordinary share capital.

On 2 November 2005, following share price speculation, eircom confirmed that it had received a preliminary approach that may or may not lead to an offer being made for it and, subsequently, Swisscom AG confirmed that it had entered into discussions with eircom. During this period BCM also made an approach to eircom and expressed an interest in making a possible offer for eircom. However, this proposal was preliminary in nature and did not lead to further discussions. On 25 November 2005, the Swiss Federal Council instructed its representatives on the Swisscom Board to vote against a proposed business acquisition. Consequently, on 5 December 2005, Swisscom AG announced that it would not be proceeding with an offer for eircom.

On 21 February 2006, BCM submitted a written proposal to eircom and eircom announced that it had received a preliminary approach from BCM which may or may not lead to an offer.

From 23 January 2006 to 10 March 2006, BCM increased its holding of eircom Ordinary Shares to approximately 27.1 per cent., giving an aggregate shareholding for the BCM Group of 308,999,053 Ordinary Shares (representing approximately 28.8 per cent. of the issued Ordinary Shares in eircom).

On 7 April 2006 BCM, together with the ESOT, made a joint approach to eircom with respect to a possible offer for eircom. Under the terms of the possible offer, eircom Ordinary Shareholders would be offered €2.20 in cash per eircom Ordinary Share, together with the right to receive a dividend of €0.052 per eircom Ordinary Share, and a Preference Share Alternative. These headline terms were announced by eircom on Friday 14 April 2006 and separately by BCM on Saturday 15 April 2006.

The ESOT holds 21.4 per cent. of the eircom Ordinary Shares in issue. The BCM Group and the ESOT therefore already control more than 50 per cent. of eircom’s issued ordinary share capital between them.

A further announcement was made on 26 April 2006 which confirmed that the Independent Directors, BCM and the ESOT were in discussions and had entered into a bidding agreement under which due diligence information on eircom would be provided to BCM and the ESOT. These discussions have resulted in today’s announcement of a firm intention to make an offer by BCM and the ESOT.

The Independent Directors believe that the Cash Offer is fair and reasonable and is in the best interests of eircom Ordinary Shareholders, who will receive a substantial return on their investment since the eircom IPO in March 2004.

On 15 May 2006, eircom’s preliminary results for the financial year ended 31 March 2006 were announced. These indicated that the business has continued to demonstrate solid operating performance, strong cash flows and excellent growth in its broadband and mobile businesses. While the Independent Directors have every confidence in eircom’s current strategy and its ability to deliver value, they consider the Cash Offer to provide an excellent opportunity for eircom Ordinary Shareholders to realise significant value in cash now. Accordingly the Independent Directors intend unanimously to recommend that eircom Ordinary Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the EGM.

10. Information on eircom

eircom is the principal provider of domestic and international fixed-line telecommunications services in Ireland. It also has a mobile division, Meteor, which it acquired in November 2005. It offers residential and business customers a wide range of retail services and products, including fixed-line services and fixed-line data services.

As at 31 March 2006, eircom had approximately 2 million fixed-line telephone access channels in service, approximately 230,000 broadband subscribers and approximately 625,000 mobile subscribers.

As mentioned above, eircom’s preliminary results for the financial year ended 31 March 2006 (prepared in accordance with IFRS) were announced on 15 May 2006. These showed revenue for the period of €1,693 million (2005: €1,598 million) and EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments of €601 million (2005: €610 million), resulting in an EBITDA margin on the same basis of 35 per cent. (2005: 38 per cent.). eircom’s basic earnings per ordinary share was €0.08 (2005: €0.07) and net debt as at 31 March 2006 was €2,111 million (2005: €2,048 million).

11. Management and employees of eircom

BCMIH attaches great importance to the skills and experience of the existing management and employees of the eircom Group and the partnership that eircom has with them. Following the Scheme becoming effective, the existing employment conditions, including pension rights, of the employees of eircom will be fully safeguarded and all agreements will be honoured in accordance with existing industrial relations agreements. BCMIH looks forward to working within the partnership framework which currently exists between eircom and its current employees.

Robert Topfer is Chairman, and Con Scanlon is Deputy Chairman, of BCMIH. BCMIH intends that Pierre Danon will become Chairman of eircom upon completion of the Offer and Con Scanlon will remain as Deputy Chairman and that the Board will contain an appropriate representation of executive directors.

eircom will continue to be headquartered and managed in Ireland.

12. Irrevocable Undertakings

BCMIH has received irrevocable undertakings from the Independent Directors of eircom to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, in respect of a total of 4,531,529 eircom Ordinary Shares, representing approximately 0.4 per cent. of eircom’s existing issued ordinary share capital.

The ESOT Trustee has irrevocably undertaken to: (i) vote in favour of the resolutions to be proposed at the Extraordinary General Meeting; and (ii) to appear by counsel at the Scheme Court Hearing to indicate its consent to the arrangements proposed in the Scheme. The eircom Ordinary Shares held by the ESOT Trustee will be excluded from voting on the resolution to be proposed at the Court Meeting, as the ESOT’s holding of eircom Ordinary Shares are Excluded Shares for the purposes of the Scheme. The ESOT Trustee has also irrevocably undertaken to elect, under the Preference Share Alternative, to receive €298.7 million of Preference Shares in respect of 135.8 million of its eircom Ordinary Shares. It will receive cash in respect of its remaining holding of 94.1 million eircom Ordinary Shares.

The irrevocable undertakings of the ESOT Trustee referred to in this paragraph 12 are subject to the passing of the ESOT Proposal by the ESOT Beneficiaries and no competing proposal having been approved in a subsequent ballot and the clarifications of the Irish Revenue Commissioners set out in Condition 2(d) remaining in full force and effect.

13. Convertible Preference Shares and other classes of eircom shares

In addition to the eircom Ordinary Shares, eircom also has Convertible Preference Shares (“CPS”), Redeemable Preference Shares, Trancheable Redeemable Preference Shares (“TRPS”), Non-Voting Deferred Shares and Sterling Deferred Shares in issue.

The ESOT owns 100 per cent. of the issued CPS and TRPS. BCMIH proposes to acquire the CPS from the ESOT pursuant to the Scheme for consideration of €144.2 million in cash (being the aggregate nominal value of the CPS). The ESOT will also receive the accrued and unpaid dividend on the CPS up to 30 June 2006, being approximately €4.5 million.

BCMIH proposes to acquire the TRPS pursuant to the TRPS Scheme which is expected to be implemented on the same timetable as the Scheme. The TRPS Scheme will be conditional, inter alia, on the Scheme proceeding. The Scheme will not be conditional on the TRPS Scheme proceeding. Further details of the TRPS Scheme will be contained in the Scheme Document.

It is intended that the Non-Voting Deferred Shares will be redeemed in accordance with their terms on or shortly following the Effective Date. It is intended that the Sterling Deferred Shares will be transferred to BCMIH for nominal consideration on or shortly after the Effective Date.

It is proposed that the Redeemable Preference Shares will be redeemed in accordance with their terms on or about 31 October 2006.

Holders of each of these classes of eircom shares will be contacted regarding the details of such proposals in due course. The Redeemable Preference Shares, the TRPS, the Non-Voting Deferred Shares and the Sterling Deferred Shares are immaterial in value in the context of the Offer. The ESOT will be treated equally with other holders of the respective classes of eircom shares under the Offer and the proposals described above.

14. Relationship with ESOT

Under the terms of the Offer, the ESOT will receive aggregate consideration with a value of €654.4 million (being €505.7 million for its eircom Ordinary Shares and €148.6 million for its CPS). In addition, the ESOT will receive approximately €12.0 million by way of the €0.052 second interim dividend per eircom Ordinary Share.

Of the €505.7 million proceeds for its 229.9 million eircom Ordinary Shares, the ESOT has irrevocably undertaken to elect to receive €298.7 million in Preference Shares, pursuant to the Preference Share Alternative, and €207.0 million in cash.

Of the cash amounts, the ESOT will use €307.6 million to invest in BCMIE, and will indirectly own 35 per cent. of the issued ordinary share capital of BCMIH.

The ESOT Trustee, which has been so advised by NM Rothschild and Merrion, has confirmed to BCMIH that it intends to recommend that the ESOT Beneficiaries vote in favour of the ESOT’s participation in BCMIH and the Offer. The approval of the ESOT Beneficiaries will be sought by way of a ballot that is expected to have been completed by 14 July 2006. In the event that the ESOT Beneficiaries who vote in the ballot do not approve the ESOT’s participation in BCMIH and the Offer, then a condition to the Offer will not have been fulfilled and accordingly the Offer will lapse and the Scheme will not proceed.

The knowledge and experience of, and expertise in, the telecommunications industry that the ESOT, its directors and management possess will be freely available to eircom and BCMIH post-acquisition. The ESOT expects to provide significant support in establishing the right management team to take eircom forward to its next stage of development.

Moreover, the ESOT was a key aspect of the agreement entered into in 1999 between eircom and the Union Coalition. This agreement was the blueprint for transforming the State-owned company into an entity capable of prospering in the (then) emerging competitive telecommunications market in Ireland. The agreement committed the Union Coalition to a number of transformative changes in work practices, to a reduction in payroll costs and to employee contributions to pension costs. The Union Coalition is entitled to appoint a majority of the directors to the Board of the ESOT.

The ESOT will have a significantly enhanced ability to influence the business following the transaction. This will be particularly valuable against the unprecedented challenges arising from technological and regulatory developments which are creating an increasingly competitive market for eircom’s traditional businesses. BCMIH recognises that a pro-active approach with support from the wide stakeholder base will be required to address those challenges as well as to exploit potential areas of growth fully. Such significant and accelerating change requires considerable support from the workforce.

For these reasons, BCMIH recognises that the ESOT’s management team and its beneficiaries, who continue to constitute a significant majority of eircom’s workforce, will be providing valuable consideration over and above the cash invested by the ESOT in BCMIE.

15. Implementation Agreement and inducement fee

BCMIH, BCM, the ESOT and eircom have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Scheme (or, if applicable, an offer) and contains assurances and confirmations between the parties, including obligations to implement the Scheme on a timely basis, to use reasonable efforts to obtain the necessary regulatory clearances to satisfy the conditions and governing the conduct of the business of eircom in the period prior to the Effective Date.

The Implementation Agreement shall terminate if any condition is invoked in accordance with the City Code or the Scheme has not become effective on or before 30 September 2006.

The obligations of eircom under the Implementation Agreement and certain obligations of BCMIH, BCM and the ESOT, shall be released if the recommendation of the Independent Directors is not given or is withdrawn, modified or qualified.

eircom has agreed to pay BCMIH an inducement fee of €2,599,500 in the event that the Scheme lapses or is withdrawn if:

•	the Independent Directors withdraw, or adversely modify, their recommendation of the Scheme (otherwise than as a direct result of action taken by BCMIH that is not provided for in the Implementation Agreement or the Bidding Agreement); or

•	the Independent Directors announce that they are recommending or proposing to recommend any Independent Competing Offer; or

•	without the consent of BCMIH and except as contemplated by the Implementation Agreement, eircom withdraws the Scheme or takes steps to defer (or adjourn) the holding of the Court Meeting or the Extraordinary General Meeting, or the Scheme Court Hearing(s) to approve the Scheme and the Capital Reduction, to a date later than four months after the date of this announcement.

16. Financing of the Offer

BCMIH will be financed by equity contributions from the BCM Group and the ESOT and debt financing underwritten by Barclays Capital, Credit Suisse, Deutsche Bank, Dresdner Kleinwort Wasserstein and JPMorgan. The total transaction value including the current eircom net debt and transaction costs is expected to be approximately €4.8 billion of which approximately 80% (approximately €3.8 billion) will be funded through debt finance with the balance through equity finance.

JPMorgan Cazenove has confirmed that sufficient resources are available to BCMIH to satisfy the full implementation of the Offer. Full implementation of the Offer would result in cash consideration of approximately €1.46 billion being payable by BCMIH to eircom Ordinary Shareholders (assuming that the ESOT elects for Preference Shares in respect of 135.8 million eircom Ordinary Shares, as it has irrevocably undertaken to do, and that no further elections are made under the Preference Share Alternative).

17. eircom Share Schemes

Participants in the eircom Share Schemes will be contacted regarding the effect of the Offer on their rights under those schemes and appropriate proposals will be made to such participants in due course. Further details of the terms of such proposals will be included in the Scheme Document.

18. Structure of the Offer

The Offer is to be effected by means of the Scheme.

The purpose of the Scheme is to provide for BCMIH to become the owner of the whole of the issued ordinary share capital of eircom, which is expected to be achieved, inter alia, by:

(i)	the cancellation of the Scheme Ordinary Shares (other than those referred to in (ii) below) and the issue of a number of new eircom Ordinary Shares to BCMIH which is equal to the number of Scheme Ordinary Shares cancelled; and

(ii)	the transfer to BCMIH by Scheme Ordinary Shareholders of those Scheme Ordinary Shares in respect of which valid elections for Preference Shares are made and accepted under the Preference Share Alternative.

Upon the Scheme becoming effective, it will be binding on all eircom Ordinary Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting. The Scheme is expected to become effective in the third quarter of the 2006 calendar year. The holders of the Excluded Shares will not be entitled to vote such shares at the Court Meeting to approve the Scheme. They will, however, undertake to the Court to be bound by the Scheme.

In addition, as part of the Scheme, all of the CPS will be cancelled and the reserve arising out of such cancellation shall be applied in paying up in full a number of new eircom Ordinary Shares which have an aggregate nominal value which is equal to the aggregate nominal value of the CPS cancelled and issuing the same to BCMIH. The ESOT as holder of 100 per cent. of the CPS, has (subject to the passing of the ESOT Proposal and to the clarifications of the Irish Revenue Commissioners remaining in full force and effect) irrevocably undertaken to undertake to the Court to be bound by the Scheme in respect of its holding of CPS as well as in respect of its holding of eircom Ordinary Shares.

The conditions to the Offer are set out in full in Appendix I to this announcement. The Scheme is conditional, inter alia, upon:

•	the ESOT Beneficiaries having approved the ESOT Proposal, as described in paragraph 8 and the Irish taxation clarifications referred to therein remaining in full force and effect;

•	the Scheme becoming effective by not later than 30 September 2006 or such later date as BCMIH and eircom may agree and the Court may approve, failing which the Scheme will lapse;

•	the approval by a majority in number of the Scheme Ordinary Shareholders (excluding the holders of the Excluded Shares) who vote, representing at least 75 per cent. in value of the Scheme Ordinary Shares voted, either in person or by proxy, at the Court Meeting;

•	the passing of the resolution(s) at the EGM required to implement the Scheme;

•	the sanction of the Scheme and subsequent confirmation of the Capital Reduction by the Court (in either case, with or without modification on terms agreed by BCMIH and eircom) and the delivery of office copies of the Court Order(s) to the Registrar and, in the case of the Capital Reduction, the registration by the Registrar of the Reduction Court Order; and

•	the conditions, set out in Appendix 1, which are not otherwise identified above being satisfied or waived.

It is intended that, prior to the Scheme becoming effective, and subject to applicable requirements of the London Stock Exchange and the Financial Services Authority, eircom will procure that it will apply to the London Stock Exchange for the eircom Ordinary Shares to cease trading and to the Financial Services Authority to remove the Ordinary Shares from the Official List. On the Effective Date eircom Ordinary Shares will cease to be listed on the Official List. The last day of dealings in eircom Ordinary Shares on the London Stock Exchange will be the last business day before the Effective Date.

eircom will also apply to the Irish Stock Exchange for the cancellation of the listing and to remove the Ordinary Shares from the Official List of the Irish Stock Exchange. On the Effective Date eircom Ordinary Shares will cease to be listed on the Official List of the Irish Stock Exchange. The last day of dealings in eircom Ordinary Shares on the Irish Stock Exchange will be the last business day before the Effective Date.

The second interim dividend of €0.052 per eircom Ordinary Share is in substitution for a final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at eircom’s annual general meeting. The payment of the second interim dividend is not conditional on the Scheme becoming effective.

Subject to the Scheme becoming effective, share certificates in respect of the Scheme Shares will cease to be valid on the Effective Date and should be destroyed. In addition, on the Effective Date, entitlements to eircom Ordinary Shares held within the CREST system will be cancelled.

19. Disclosure of interests in eircom

As at the close of business on 22 May 2006, being the last practicable date prior to the date of this announcement, the following persons acting in concert with BCMIH owned or controlled the following shares in the capital of eircom (or options over eircom Ordinary Shares granted under the eircom Share Schemes):

Holder	Convertible Preference Shares	Redeemable Preference Shares	Trancheable Redeemable Preference Shares	Ordinary Shares
BCM	—	—	—	290,733,902
B&B	—	—	—	6,641,867
BBGP	—	—	—	8,302,351
DIF	—	—	—	3,320,933
ESOT	144,166,666	51,857	47,315	229,879,633
Davy	—	—	—	3,015,119

As at the close of business on 22 May 2006, being the last practicable date prior to the date of this announcement, and save as described above, neither BCMIH nor any of the directors of BCMIH nor, so far as the directors of BCMIH are aware, any other person acting in concert with BCMIH for the purposes of the Offer, owned, controlled or held any eircom Ordinary Shares or any securities convertible or exchangeable into eircom Ordinary Shares or rights to subscribe for or purchase or options (including traded options) in respect of, or derivatives referenced to, any such shares.

20. General

The Offer will be made on the terms and subject to the conditions set out herein and in Appendix I and to be set out in the Scheme Document, the Forms of Proxy and the Form of Election. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the Extraordinary General Meeting and the full expected timetable of the Offer. The Scheme Document, the Forms of Proxy and the Form of Election will be dispatched to eircom Ordinary Shareholders in due course.

eircom will prepare the Scheme Document to be distributed to eircom shareholders. eircom and BCMIH recommend that eircom shareholders read the Scheme Document when it becomes available because it will contain important information relating to the Offer.

The Preference Shares which may be issued in connection with the Scheme as described herein have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States unless registered or pursuant to an exemption from the registration requirements thereof. Any Preference Shares issued under the Scheme are expected to be exempt from the registration requirements of the US Securities Act by virtue of Section 3(a)(10) thereof.

Furthermore, any such Preference Shares have not been, and will not be, registered under the applicable securities laws of any other Overseas Jurisdiction and no regulatory clearances in respect of the Preference Shares have been, or will be, applied for in any such Overseas Jurisdiction. Accordingly, unless permitted by the relevant securities laws, the Preference Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into any Overseas Jurisdiction or for the account, or benefit of, any Restricted Overseas Person.

The ability of persons not resident in the United Kingdom or Ireland to elect for the Preference Share Alternative may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. Any decision in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Offer is made.

The Independent Directors accept responsibility for the following information contained in this announcement: the quotation from the Chairman of eircom, Section 4 – ‘Recommendation’, Section 9 – ‘Background to and reasons for the recommendation’ and Section 10 – ‘Information on eircom’. The Independent Directors accept responsibility for no other information contained in this announcement. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The EU Takeover Directive was implemented in the UK on 20 May 2006 and as a result, the City Code applies to eircom.

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of eircom, all “dealings” in any “relevant securities” of eircom (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of eircom, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of eircom by BCMIH or eircom, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

Appendix I to this announcement contains the conditions to and certain further terms of the Offer. Appendix II to this announcement contains further details of the sources of information and bases of calculations set out in this announcement, Appendix III to this announcement contains further details of the Preference Share Alternative and Appendix IV contains the definitions of certain expressions used in this announcement.

Enquiries

eircom Group plc

Phil Nolan (Chief Executive Officer)

Peter Lynch (Chief Financial Officer)

Jennifer Creevey (Head of Investor Relations)

Tel: +353 (0)1 701 5107

Morgan Stanley (Financial adviser to eircom)

Justin Manson

Jean Abergel

Laurence Hopkins

Tel: +44 (0)20 7425 8000

Goodbody Corporate Finance (Financial adviser to eircom)

Brian O’Kelly

Simon Howley

Tel: +353 (0)1 667 0420

Powerscourt Media (Public relations adviser to eircom)

Rory Godson

Tel: +44 (0)20 7236 5615

Mob: +44 (0)7909 926 020

BCMIH

Robert Topfer

Rex Comb

Tel: +44 (0)20 7203 7300

JPMorgan Cazenove (Financial adviser to BCM and BCMIH)

Robert McGuire

Edward Banks

Andrew Truscott

Tel: +44 (0)20 7588 2828

Davy (Broker to BCMIH)

Ivan Murphy

Paul Burke

Tel: +353 (0)1 679 6363

Wilson Hartnell Public Relations (Public relations adviser to BCMIH)

Brian Bell

Tel: +353 (0)1 669 027

ESOT

Con Scanlon

Jerome Barrett

Tel: +353 (0)1 647 1833

NM Rothschild (Financial adviser to the ESOT)

Jeremy Boardman

Richard Murley

Chris M Brooks

Tel: +44 (0)20 7280 5000

Merrion (Broker to the ESOT)

John Sheridan

Damien Gaffney

Tel: +353 (0)1 240 4100

Financial Dynamics (Public relations adviser to the ESOT)

Declan Kelly

Tel: +353 (0)1 663 3600

APPENDIX I

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE OFFER

Part A: Conditions of the Scheme

1	The Offer will be conditional upon the Scheme becoming unconditional and becoming effective, by not later than 30 September 2006 or such later date (if any) as BCMIH and eircom may agree and (if required) the Court may allow.

The Scheme will be conditional upon:

(a)	the approval of the Scheme by a majority in number representing three-fourths or more in value of the Scheme Ordinary Shareholders (other than the holders of the Excluded Shares) present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof;

(b)	the resolution(s) in connection with or required to approve and implement the Scheme and set out in the notice of the Extraordinary General Meeting being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment thereof; and

(c)	the sanction (with or without modification, on terms agreed by BCMIH and eircom) of the Scheme and confirmation of the Capital Reduction by the Court and office copies of the Court Order(s) and the minute of such Capital Reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the Capital Reduction, being registered by the Registrar.

2	eircom and BCMIH have agreed that, subject as stated in Part B below, application to the Court to sanction the Scheme and to confirm the Capital Reduction will not be made unless conditions 1(a) and (b) above have been fulfilled and unless immediately prior to the hearing of the petition to sanction the Scheme the following conditions 2(a) to (l) (as amended if appropriate) are satisfied or waived as referred to below:

(a)	to the extent that the Irish Competition Act 2002 (the “Competition Act”) is applicable:

(i)	the Competition Authority (“the Authority”) informing the parties that it has determined under section 21 that the Scheme may be put into effect; or

(ii)	the period specified in section 21(2) or 21(4) of the Act (as applicable) having elapsed without the Authority having made any determination under section 21(2)(a) or (b) of the Competition Act; or

(iii)	the Authority informing the parties in writing that it has determined under section 22(3)(a) of the Competition Act that the Scheme may be put into effect; or

(iv)	the Authority informing the parties in writing that it has determined under section 22(3)(c) of the Competition Act that the Scheme may be put into effect subject to conditions specified by the Authority being complied with, and the conditions specified by the Authority being reasonably acceptable to BCMIH within its absolute discretion; or

(v)	the period of four months after the appropriate date (as defined in section 19(6) of the Competition Act) having elapsed without the Authority having made a determination under section 22 of the Competition Act in relation to the Scheme;

(b)	consent, in terms reasonably satisfactory to BCMIH, of the Federal Communications Commission being obtained to the transfer of control of eircom under the US Communications Act of 1934, as amended, with respect to the telecommunications licences and authorisations held by members of the Wider eircom Group;

(c)	the ESOT Beneficiaries having approved in a ballot the ESOT Proposal and no other offer for eircom having been approved by the ESOT Beneficiaries on or before the date of the Scheme Court Hearing;

(d)	the receipt of a letter from the Irish Revenue Commissioners confirming that, in the opinion of the Irish Revenue Commissioners, the issue of Preference Shares to the eircom Ordinary Shareholders in accordance with the Scheme, in exchange for their Ordinary Shares is a transaction to which section 586 of the Taxes Consolidation Act 1997 applies and neither the clarifications of the Irish Revenue Commissioners set out in the letters dated 12 and 15 May 2006 nor the letter referred to above having been revoked, withdrawn or materially or adversely amended as far as the ESOT Beneficiaries are concerned on or before the date of the Scheme Court Hearing;

(e)	no Third Party having intervened and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might reasonably be expected to:

(i)	make the Offer, its implementation or the proposed acquisition by BCMIH or any member of the Wider BCMIH Group of any shares or other securities in, or control or management of, eircom or any member of the Wider eircom Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Offer or the proposed acquisition, or otherwise impede, challenge or materially interfere with the Offer or such proposed acquisition, or require material amendment to the terms of the Offer or the proposed acquisition of any eircom Ordinary Shares, any eircom Convertible Preference Shares, any Trancheable Redeemable Preference Shares or the acquisition of control or management of eircom or any member of the Wider eircom Group by BCMIH or any member of the Wider BCMIH Group (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(ii)	limit or delay the ability of any member of the Wider BCMIH Group or any member of the Wider eircom Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider eircom Group or any member of the Wider BCMIH Group (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(iii)	require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider BCMIH Group of any shares or other securities in eircom or any member of the Wider eircom Group (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(iv)	require prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider BCMIH Group or by any member of the Wider eircom Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(v)	other than in connection with the implementation of the Offer and the ESOT Proposal, require any member of the Wider BCMIH Group or of the Wider eircom Group to subscribe for or acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider eircom Group or the Wider BCMIH Group owned by any third party (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(vi)	result in any member of the Wider BCMIH Group or the Wider eircom Group ceasing to be able to carry on business under any name under which it presently does so, in any case to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole; or

(vii)	otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider BCMIH Group to a material extent, or, of the Wider eircom Group to an extent or in a manner which is material in the context of the Wider eircom Group taken as a whole, and all applicable waiting and other time periods during which any Third Party could intervene (in the manner described above) under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(f)	all notifications and filings which are necessary or are reasonably considered appropriate by BCMIH having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Offer or the acquisition of any shares or other securities in, or control of, eircom or any other member of the Wider eircom Group by any member of the Wider BCMIH Group or the carrying on by any member of the Wider eircom Group of its business (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(g)	all Authorisations which are necessary or are reasonably considered appropriate by BCMIH in any relevant jurisdiction for or in respect of the Offer or the acquisition of any shares or other securities in, or control of, eircom or any other member of the Wider eircom Group by any member of the Wider BCMIH Group or the carrying on by any member of the Wider eircom Group of its business having been obtained, in terms and in a form reasonably satisfactory to BCMIH from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider eircom Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect on the Wider eircom Group or the Wider BCMIH Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(h)	save as Disclosed, there being no provision of any arrangement, agreement, lease, licence, permit, franchise or other instrument to which any member of the Wider eircom Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject, or any circumstance, which, in each case as a consequence of the Offer or the proposed acquisition of any shares or other securities in, or control or management of, eircom or any other member of the Wider eircom Group by any member of the Wider BCMIH Group or otherwise, would or might reasonably be expected to result in, in any case to an extent which is or would be material in the context of the Wider eircom Group taken as a whole:

(i)	any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider eircom Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider eircom Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider eircom Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, lease, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider eircom Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken thereunder or any onerous obligation or liability arising thereunder;

(iv)	any asset or interest of any member of the Wider eircom Group or any asset the use of which is enjoyed by any member of the Wider eircom Group being or falling to be disposed of or ceasing to be available to any member of the Wider eircom Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider eircom Group otherwise than in the ordinary course of business;

(v)	any member of the Wider eircom Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the creation or assumption of material liabilities (actual or contingent) by any member of the Wider eircom Group other than in the ordinary course of business;

(vii)	the rights, liabilities, obligations or interests of any member of the Wider eircom Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated, adversely modified or affected;

(viii)	the financial or trading position or the value of any member of the Wider eircom Group being prejudiced or adversely affected; or

(ix)	any member of the Wider eircom Group being required to acquire or repay any shares in and/or indebtedness of any member of the Wider eircom

Group owned by or owed to any third party, and no event having occurred which, under any provision of any such arrangement, agreement, lease, licence, permit or other instrument, would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (ix) of this condition 2(h) in any case to an extent which is or would be material in the context of the eircom Group as a whole;

(i)	no member of the Wider eircom Group having since 31 March 2005, being the date to which the last published audited report and accounts of eircom were made up, save as Disclosed:

(i)	issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities other than as between eircom and wholly-owned subsidiaries of eircom and other than any options granted prior to the date of this announcement as disclosed to BCMIH and any shares issued upon the exercise of any such options granted under any of the eircom Share Schemes;

(ii)	save in respect of the Redeemable Preference Shares purchased or redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities (or the equivalent) or reduced or made any other change to any part of its share capital other than pursuant to the implementation of the Offer;

(iii)	recommended, declared (apart from the second interim dividend), paid or made or proposed to recommend, declare, pay or make any bonus issue in respect of shares, dividend or other distribution whether payable in cash or otherwise (other than to eircom or a wholly-owned subsidiary of eircom);

(iv)	except as between eircom and any of its wholly-owned subsidiaries or between such subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital;

(v)	(other than any acquisition or disposal between eircom and a wholly-owned subsidiary of eircom or between such subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or (other than in the ordinary course of business) transferred, mortgaged or charged or created any security interest over any material assets or any right, title or interest in any material assets (including shares in any undertaking and trade investments) or authorised, proposed or announced the same;

(vi)	issued or authorised the issue of, or made any change in or to, any debentures or (other than transactions between eircom and any of its subsidiaries or between such subsidiaries) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the eircom Group taken as a whole;

(vii)	entered into, varied, authorised or announced its intention to enter into or vary any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

A.	is of a long-term, onerous or unusual nature or magnitude or which is or could involve an obligation of such nature or magnitude;

B.	materially restricts or is reasonably likely materially to restrict the business of any member of the Wider eircom Group; or

C.	in the context of the Wider eircom Group taken as a whole is other than in the ordinary course of business, and which in any case is material;

(viii)	entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole;

(ix)	entered into or varied the terms of any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider eircom Group, which entry or variation is in any case material in the context of the Wider eircom Group taken as a whole;

(x)	taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Wider eircom Group taken as a whole;

(xi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Wider eircom Group taken as a whole;

(xii)	waived or compromised any claim which is material in the context of the Wider eircom Group taken as a whole;

(xiii)	terminated or varied the terms of any agreement or arrangement between any member of the eircom Group and any other person in a manner which would reasonably be expected to have a material adverse effect on either the financial position of the eircom Group taken as a whole or on the ESOT Proposal;

(xiv)	made any alteration to its memorandum or articles of association or other incorporation documents save as required to implement the Offer;

(xv)	made or agreed or consented to any significant change to:

A.	the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants; or

B.	the benefits which accrue, or to the pensions which are payable, thereunder; or

C.	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

D.	the basis upon which the liabilities (including pensions) of such pension schemes are funded or made; or

E.	agreed or consented to any change to the trustees including the appointment of a trust corporation; in a manner which is, in any case, material in the context of the Wider eircom Group taken as a whole;

(xvi)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider eircom Group in a manner which is material in the context of the Wider eircom Group taken as a whole; or

(xvii)	entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (i);

(j)	since 31 March 2005, save as Disclosed:

(i)	there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit of eircom or any member of the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole;

(ii)	no contingent or other liability of eircom or any member of the Wider eircom Group having arisen or become apparent to BCMIH or increased which in any case is material in the context of the Wider eircom Group taken as a whole;

(iii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which eircom or any member of the Wider eircom Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of eircom or any member of the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole;

(iv)	(other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of eircom or the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole; and

(v)	no claim being made and no circumstance having arisen which might reasonably be expected to lead to a claim being made under the insurance of eircom or any member of the Wider eircom Group where such claim would not be covered by such insurance and where such claim is material in the context of the Wider eircom Group taken as a whole;

(k)	BCMIH not having discovered (other than to the extent Disclosed):

(i)	that any financial or business or other information concerning eircom or the Wider eircom Group disclosed at any time by or on behalf of any member of the Wider eircom Group, whether publicly, to any member of the Wider BCMIH Group or otherwise, is materially misleading or contains any material misrepresentation of fact or omits to state a material fact necessary to make any information contained therein not misleading, and which was not subsequently corrected before the date of this announcement by fair disclosure either publicly or otherwise to BCMIH, to an extent which in any case is material in the context of the Wider eircom Group taken as a whole;

(ii)	that any member of the Wider eircom Group is subject to any liability (actual or contingent) which is not disclosed in eircom’s annual report and accounts for the financial year ended 31 March 2005 and which in any case is material in the context of the Wider eircom Group taken as a whole; or

(iii)	any information which affects the import of any information disclosed to BCMIH at any time by or on behalf of any member of the Wider eircom Group to an extent which is material in the context of the Wider eircom Group taken as a whole; and

(l)	save as Disclosed, BCMIH not having discovered:

(i)	that any past or present member of the Wider eircom Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole; or

(ii)	that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider eircom Group or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or Third Party or otherwise which in any case is material in the context of the Wider eircom Group taken as a whole.

Part B: Waiver of conditions

BCMIH reserves the right to waive all or any of the above conditions, in whole or in part except, save in the circumstances set out in the next following paragraph, condition 1. BCMIH shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 2(a) to (l) (inclusive) by a date earlier than the date specified in paragraph 1 of condition 1 for the fulfilment thereof.

BCMIH reserves the right to elect to implement the Offer by way of a takeover offer. In such event, such offer will be implemented on the same terms as the Scheme (subject to appropriate amendments, including (without limitation) an acceptance condition set at 75 per cent. (or such lesser percentage (being more than 50 per cent.) as BCMIH may decide)) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

The Offer will be on the terms and will be subject, inter alia, to the conditions which are set out in this Appendix I.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATIONS

(i)	The value placed by the Offer on the entire issued ordinary share capital of eircom is based on 1,073,020,476 eircom Ordinary Shares in issue on 22 May 2006 (being the latest practicable date prior to the publication of this announcement).

(ii)	Unless otherwise stated, the financial information relating to eircom is extracted or derived without material adjustment from the announcement of the preliminary results for eircom for the financial year ended 31 March 2006.

(iii)	The Closing Price per eircom Ordinary Share on 20 February 2006, the last business day prior to the announcement by eircom that it had received a preliminary approach from BCM, is taken from the Daily Official List of the Irish Stock Exchange.

(iv)	The volume-weighted average of the Closing Prices during the six months up to and including 5 October 2006, being the last business day prior to an announcement by eircom regarding speculation concerning a possible bid for eircom by Swisscom AG, is derived from the Daily Official List of the Irish Stock Exchange.

(v)	The information relating to the number of fixed-line telephone access channels eircom has in service and the number of broadband and mobile subscribers is taken from the eircom preliminary results presentation for the financial year ended 31 March 2006.

(vi)	The information relating to the market share of Meteor is taken from page 4 of the eircom preliminary results announcement in respect of the financial year ended 31 March 2006.

APPENDIX III

PREFERENCE SHARE ALTERNATIVE

A summary of the terms of the Preference Shares proposed to be made available to eircom Ordinary Shareholders pursuant to the Preference Share Alternative is set out below. Further details of the Preference Shares and the Preference Share Alternative will be contained in the Scheme Document and in the Form of Election.

Definitions used in this Appendix have the respective meanings set out in Appendix IV.

Issuer:	BCMIH

Type of securities:	Unlisted convertible redeemable preference shares in BCMIH (“Preference Shares”).

Preference Share Alternative:

eircom Ordinary Shareholders may elect to receive the Preference Share Alternative in respect of some or all of the eircom Ordinary Shares they hold at the Scheme Record Time.

For each eircom Ordinary Share in respect of which the Preference Share Alternative is elected, an eircom Ordinary Shareholder will be issued with four Preference Shares, one from each of four tranches, with an aggregate subscription price of €2.20. The tranches are as follows:

Tranche A: subscription price - €0.5892

Tranche B: subscription price - €0.5892

Tranche C: subscription price - €0.5108

Tranche D: subscription price - €0.5108

Nominal Value:	The Preference Shares will have a nominal value of €0.01.

Voting Rights:	Preference Shareholders will not be entitled to receive notice of, attend or vote at general meetings of BCMIH.

Dividends:

The Preference Shares shall be entitled to a floating preferential cash dividend payable every three months in arrear at an annual interest rate equivalent to the three-month EURIBOR rate less 50 basis points accrued daily on the subscription price of the relevant Preference Shares (net of any tax required to be withheld by BCMIH), plus any accrued but unpaid past due dividend.

Save in the case of insolvency or enforcement of security, dividends will rank equally with senior debt interest in the priority water fall in priority to the holders of all other classes of shares (including the ordinary shares in BCMIH).

If any dividend is not paid, it will accumulate.

Dividend Payment dates:	The first dividend payment date will be on 30 November 2006. Thereafter the dividend payment dates shall be on 31 December, 31 March, 30 June and 30 September of each year until 30 June 2009.

Redemption Rights:

The holder has the option to redeem the relevant tranche of Preference Shares on the following dates:

Tranche A - redemption date 30 November 2006

Tranche B - redemption date 30 June 2007

Tranche C - redemption date 30 June 2008

Tranche D - redemption date 30 June 2009

The redemption of each tranche will be at the subscription price for that tranche together with any accrued but unpaid dividends.

Redemption Notice:

If the holder opts to redeem any Preference Shares, it must give written notice to BCMIH no later than 45 days and no more than 60 days prior to the relevant redemption date.

Upon the holder giving a redemption notice, BCMIH will have the option to either to (i) redeem the relevant tranche of Preference Shares or (ii) nominate a third party to purchase the relevant tranche of Preference Shares at the redemption price.

If any Preference Shares are purchased by a third party nominated by BCMIH (pursuant to (ii) above), the redemption provisions will change in relation to such Preference Shares, such that they become redeemable at the option of BCMIH only.

Redemption at BCMIH’s Option:	If the holder does not give a redemption notice for any tranche of Preference Shares in relation to such tranches relevant redemption date, BCMIH will have the option to redeem or nominate a third party to purchase such tranche on the relevant redemption date or at any time thereafter, at the redemption price.

Final Redemption:	On the redemption date of Tranche D any outstanding Preference Shares will be redeemed by BCMIH or purchased by a third party nominated by BCMIH, at the redemption price.

Guarantee:

A bank guarantee for the subscription price of the Preference Shares will be given in favour of the holders.

The guarantors will be Barclays Bank PLC, Credit Suisse International, Deutsche Bank AG (London Branch), Dresdner Bank AG (London Branch), and J.P. Morgan Europe Limited.

In the event that: (i) a holder gives a redemption notice or a redemption notice is deemed to be given to BCMIH; and (ii) following receipt of such notice or notice being deemed to have been given, BCMIH does not redeem or direct the purchase of any Preference Shares to which the notice relates within 28 days of the applicable redemption date, then holders will be able to enforce the guarantee.

Conversion Rights:	In the event of an Initial Public Offer (“IPO”) of BCMIH, or all or any part of BCMIH or its subsidiaries, the holder of a Preference Share will have the right to participate in the IPO. The holder may elect to exchange some or all of the Preference Shares (at the subscription price together with accrued but unpaid dividends) for shares in the listed entity at the listing price (subject to any necessary shareholders’ or regulatory approvals being obtained).

Transferability:	The Preference Shares may be transferred with the consent of BCMIH (save that such consent is not required where (i) transfers by the ESOT by way of distribution of entitlements to beneficiaries shall be permitted provided that nominee arrangements which are satisfactory to BCM are put in place to limit the number of direct shareholders in BCMIH; or (ii) transfers are made pursuant to the terms of the guarantee; or (iii) transfers where the ESOT has granted a charge over or mortgaged its Preference Shares).

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

“APSS”	the eircom Approved Profit Sharing Scheme constituted by the APSS Trust Deed;

“APSS Trust Deed”	the trust deed dated 31 March 1999 regulating the eircom Approved Profit Sharing Scheme (as amended);

“Authorisations”	means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;

“B&B”	Babcock & Brown Limited;

“Barclays Capital”	Barclays Capital (the investment banking division of Barclays Bank PLC);

“BBGP”	BBGP Eamon Holdings Limited;

“BBCM”	Babcock & Brown Capital Management Pty Limited;

“BCM”	Babcock & Brown Capital Limited;

“BCM Group”	Babcock & Brown Capital Limited and its managed and controlled affiliates, being BBGP, EHP and DIF;

“BCMIE”	BCM Ireland Equity Limited;

“BCMIF”	BCM Ireland Finance Limited;

“BCMIH”	BCM Ireland Holdings Limited;

“Bidding Agreement”	the Bidding Agreement dated 21 April 2006 between BCMIH, BCM, the ESOT and eircom;

“Board” or “Directors”	the board of directors of BCMIH, eircom, or the ESOT Trustee (as the context requires), in each case at the date of this announcement;

“business day”	a day (on which banks are open for business excluding Saturdays, Sundays and public holidays) in London and Dublin;

“Capital Reduction”	the reduction of eircom’s share capital provided for by the Scheme;

“Cash Offer”	the proposed recommended offer of €2.20 in cash per Ordinary Share to be made by BCMIH to acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH by means of the Scheme or, should BCMIH so elect, by means of an offer;

“City Code”	the City Code on Takeovers and Mergers;

“Closing Price”	the closing middle-market quotation of an eircom Ordinary Share as derived from the daily Official List of the Irish Stock Exchange;

“ComReg”	the Irish Commission for Communications Regulation;

“Companies Act”	the UK Companies Act 1985 (as amended);

“Convertible Preference Shares” or “CPS”	the Convertible Preference Shares of €0.50 each currently held by the ESOT in the capital of eircom;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting(s)”	the meeting(s) of Scheme Ordinary Shareholders (other than holders of the Excluded Shares) (and any adjournment thereof) and/or of classes thereof to be convened pursuant to an order of the Court under section 425 of the Companies Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment);

“Court Order(s)”	the order of the Court sanctioning the Scheme under section 425 of the Companies Act and the order of the Court confirming the Capital Reduction under section 137 of the Companies Act respectively or, where the context requires, either of them;

“Credit Suisse”	Credit Suisse, London Branch;

“Davy”	J&E Davy trading as Davy, including its affiliate Davy Corporate Finance Limited and other affiliates, or any of its subsidiary undertakings;

“Deutsche Bank”	Deutsche Bank AG, London Branch;

“DIF”	Babcock & Brown Direct Investment Fund Limited;

“Dresdner Kleinwort Wasserstein”	Dresdner Kleinwort Wasserstein Limited;

“Disclosed”	(i) as disclosed in eircom’s annual report and accounts for the period ended 31 March 2005; or (ii) as publicly announced by eircom prior to 19 May 2006 (including, without limitation, the preliminary results for the year ended 31 March 2006 announced on 15 May 2006); or (iii) as otherwise fairly disclosed to BCMIH or its advisers by or on behalf of eircom prior to the date of this announcement;

“eircom Group”	eircom and its subsidiary undertakings and, where the context permits, each of them;

“eircom Share Schemes”	the eircom Group Employee Share Option Plan 2004 adopted by resolution of the board of eircom on 29 February 2004 (as amended) and the eircom Group Key Executive Share Award Plan adopted by resolution of the board of eircom on 29 February 2004;

“Effective Date”	the date on which the Reduction Court Order is registered by the Registrar;

“EHP”	Eamon Holdings (No 2) Pty Ltd;

“ESOT”	eircom Employee Share Ownership Trust;

“ESOT Beneficiaries”	the beneficiaries of the ESOT, as defined in the ESOT Trust Deed;

“ESOT Proposal”	a single composite resolution: (a) consenting to the Offer on the terms indicated in this announcement by BCMIH and to the ESOT Trustee voting in favour of such resolutions and taking such steps and doing such acts and things as are necessary or reasonably desirable to effect the Offer; (b) consenting to the ESOT Trustee’s subscription and future participation in BCMIE on the terms set out in the Subscription Agreement and/or the Shareholders’ Agreement and/or such other terms as may be agreed in accordance with the Transaction Conduct Agreement; (c) consenting to or approving the ESOT incurring such borrowings as may be necessary to fund its subscription in BCMIE and entering or having entered into any documents in connection therewith; (d) agreeing such amendments to the ESOT Trust Deed and the APSS Trust Deed as may be necessary or expedient to enable, authorise or facilitate the ESOT Trustee or the ESOT to subscribe for shares and participate in BCMIE (including substitution of BCM as the founding company of the ESOT and the APSS) and such other changes as may be envisaged in the Subscription Agreement and/or the Shareholders Agreement and/or agreed in accordance with the Transaction Conduct Agreement; (e) approving or ratifying (as the case may be) the entry by the ESOT Trustee into the Transaction Conduct Agreement, the Shareholders’ Agreement, the Subscription Agreement and the Implementation Agreement; (f) authorising the ESOT Trustee to negotiate and agree any further documentation in relation to the ESOT’s participation in BCMIE and to execute such documentation; and (g) authorising the ESOT Trustee to take such other steps and agree and execute such other documents as it shall consider necessary, expedient or reasonably desirable for the purposes of (i) implementing the Offer and the steps described or set out in the Transaction Conduct Agreement, the Subscription Agreement, the Shareholders Agreement and the Implementation Agreement and/or such other matters as may be agreed in accordance with the Transaction Conduct Agreement and (ii) taking such steps as are necessary or desirable in connection with any of the matters set out in this resolution;

“ESOT Trustee”	eircom ESOP Trustee Limited, being the trustee of the ESOT for the time being;

“ESOT Trust Deed”	the trust deed dated 31 March 1999 constituting the ESOT Trust (as amended);

“EURIBOR”	(i) the applicable Screen Rate; or (ii) if no Screen Rate is available for the relevant period, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to BCMIH at its request quoted by Barclays Bank, JPMorgan and Deutsche Bank to lending banks in the European Interbank market, as at 11.00 a.m. on the day the rate is set for the relevant period for the offering of deposits in euro for a period comparable to the relevant period;

“Excluded Shares”	any eircom Ordinary Shares: (i) registered in the name of, or beneficially owned by, BCMIH; (ii) registered in the name of, or beneficially owned by, the ESOT; or (iii) registered in the name of, or beneficially owned by, BCM or any member of the BCM Group;

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of eircom Ordinary Shareholders (and any adjournment thereof) to be convened in connection with the Offer;

“Financial Services Authority”	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Form of Election”	the form of election to be made available to eircom Ordinary Shareholders on or about the date of the Scheme Document pursuant to which eircom Ordinary Shareholders may elect for the Preference Share Alternative;

“Forms of Proxy”	the forms of proxy for use at the Court Meeting and the Extraordinary General Meeting;

“Implementation Agreement”	the implementation agreement between BCMIH, BCM, the ESOT Trustee and eircom dated on or about the date of this announcement relating, inter alia, to the implementation of the Scheme;

“Independent Competing Offer”	means any offer, proposal or indication of interest from, or on behalf of, any person other than BCM or BCMIH or any person acting in concert with BCM or BCMIH, with a view to such person, directly or indirectly, acquiring more than 30 per cent. of the eircom Ordinary Shares or substantially all of eircom’s assets;

“Independent Directors”	Sir Anthony O’Reilly, Dr. Philip M.G. Nolan, Peter E. Lynch, Didier Jean-Claude Delepine, Irial Finan, Kevin C. Melia, Padraic J. O’Connor, Maurice A. Pratt and Donal M. Roche;

“Ireland”	the Republic of Ireland;

“Irish Revenue Commissioners”	the Office of the Revenue Commissioners;

“Irish Stock Exchange”	the Irish Stock Exchange Limited;

“JPMorgan”	JPMorgan plc;

“JPMorgan Cazenove”	JPMorgan Cazenove Limited;

“Listing Rules”	the listing rules of the Financial Services Authority;

“London Stock Exchange”	the London Stock Exchange plc;

“Merrion”	Merrion Stockbrokers Limited;

“Meteor”	Meteor Ireland Holdings LLC, the holding company of Meteor Mobile Communications Limited;

“Morgan Stanley”	Morgan Stanley & Co. Limited;

“NM Rothschild”	NM Rothschild & Sons Limited;

“Non-Voting Deferred Shares”	non-voting deferred shares of nominal value €0.001 each in the capital of eircom;

“Offer”	the proposed acquisition by BCMIH of the entire issued and to be issued ordinary share capital and the entire issued and to be issued convertible preference share capital and the entire issued and to be issued trancheable redeemable preference share capital of eircom not already owned by BCMIH by means of the Scheme and the TRPS Scheme or, should it so elect, by means of an offer;

“Official List”	the Official List of the Financial Services Authority or the Irish Stock Exchange, as the context requires;

“Ordinary Shareholders” or “eircom Ordinary Shareholders”	holders of Ordinary Shares;

“Ordinary Shares” or “eircom Ordinary Shares”	the existing issued or unconditionally allotted and fully paid (or credited as fully paid) ordinary shares of €0.10 each in the capital of eircom and any further such shares which are unconditionally allotted or issued fully paid before the Scheme becomes effective in accordance with its terms;

“Overseas Jurisdiction”	a jurisdiction other than the United Kingdom or Ireland;

“Panel” or “UK Panel”	the Panel on Takeovers and Mergers;

“Preference Share Alternative”	the alternative under which Scheme Ordinary Shareholders (other than Restricted Overseas Persons) may elect to receive Preference Shares instead of all or part of the cash consideration to which they would be otherwise entitled under the Scheme;

“Preference Shares”	the new Preference Shares of par value €0.01 each in the share capital of BCMIH to be offered pursuant to the Preference Share Alternative;

“Redeemable Preference Shares”	the redeemable preference shares of €0.50 each in the capital of eircom;

“Reduction Court Order”	the order of the Court confirming the reduction of share capital under section 137 of the Companies Act provided for by the Scheme;

“Registrar”	the Registrar of Companies in England and Wales;

“Restricted Overseas Person”	a person (including an individual, partnership, unincorporated syndicate or organisation, incorporated association, trust, trustee, executor, administrator or other legal representative) in or resident in any jurisdiction where offering the Preference Share Alternative to eircom Ordinary Shareholders in such jurisdiction is not permitted by the relevant securities laws without registering a prospectus or other similar document;

“Scheme”	the proposed scheme of arrangement under section 425 of the Companies Act between eircom and the Scheme Shareholders, the full terms of which will be set out in the Scheme Document;

“Scheme Convertible Preference Shareholders”	holders of the Scheme Convertible Preference Shares;

“Scheme Convertible Preference Shares”

(i) the CPS in issue at the date of the Scheme Document;

(ii) any CPS issued after the date of the Scheme Document and before the Voting Record Time; and

(iii) any CPS issued at or after the Voting Record Time and before 6.00 p.m. on the day before the date on which the Reduction Court Order is made confirming the Capital Reduction in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme;

“Scheme Court Hearing”	the hearing by the Court of the petition to sanction the Scheme under section 425 of the Companies Act;

“Scheme Document”	the document to be sent to, amongst others, Scheme Shareholders, CPS holders and TRPS holders containing and setting out the Scheme and the notices convening the Court Meetings and the Extraordinary General Meeting;

“Scheme Ordinary Shares”

(i) the eircom Ordinary Shares in issue at the date of the Scheme Document;

(ii) any eircom Ordinary Shares issued after the date of the Scheme Document and before the Voting Record Time; and

(iii) any eircom Ordinary Shares issued at or after the Voting Record Time and before 6:00 p.m. on the day before the date on which the Reduction Court Order is made confirming the Capital Reduction, in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case excluding any eircom Ordinary Shares beneficially owned by BCMIH;

“Scheme Ordinary Shareholders”	holders of Scheme Ordinary Shares;

“Scheme Record Time”	6.00 p.m. on the business day immediately prior to the Effective Date;

“Scheme Shareholders”	holders of Scheme Ordinary Shares and Scheme Convertible Preference Shares;

“Scheme Shares”	the Scheme Ordinary Shares and the Scheme Convertible Preference Shares;

“Screen Rate”	the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period displayed on the appropriate page of the Reuters screen;

“Shareholders’ Agreement”	the shareholders’ agreement between BCMIE, BCM, the ESOT and others dated on or about the date of this announcement in respect of BCMIE;

“Sterling Deferred Shares”	the deferred shares of £1.00 each in the capital of eircom;

“Subscription Agreement”	the subscription agreement between BCMIE, the ESOT and others dated on or about the date of this announcement in respect of the ESOT’s investment in BCMIE;

“subsidiary”, “subsidiary undertaking”, “undertaking”, “associated undertaking” and “substantial interest”	have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and substantial interest means a direct or indirect interest in 20 per cent. or more of the equity share capital (as defined in that Act) of any undertaking;

“Third Party”	means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, authority (including any anti-trust or merger control authority), court or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

“Trancheable Redeemable Preference Shares” or “TRPS”	the trancheable redeemable preference shares of €0.50 each in the capital of eircom;

“Transaction Conduct Agreement”	the transaction conduct agreement between BCM, BCMIH, and the ESOT dated on or about the date of this announcement;

“TRPS Scheme”	the proposed scheme of arrangement under section 425 of the Companies Act between eircom and the holders of TRPS the full terms of which will be set out in the Scheme Document;

“Union Coalition”	means the Communications Workers Union, the Association of Higher Civil Servants and Public Servants, the Irish Municipal Public and Civil Trade Union, the Public Sector Executive Union, and the Civil, Public and Services Union;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“Voting Record Time”	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if such Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the day of such adjourned meeting;

“Wider BCMIH Group”	the BCMIH Group, the shareholders of BCMIH, and any holding company or holding companies of such shareholders, their subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which such shareholders, any holding company or holding companies of such shareholders and/or such subsidiaries or undertakings (aggregating their interests) have a substantial interest; and

“Wider eircom Group”	eircom and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking or joint venture or firm or partnership or company in which eircom and/or such subsidiaries or undertakings (aggregating their interests) have a substantial interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Group plc (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: May 23, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: May 23, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: May 23, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: May 23, 2006	Title:	Chief Executive Officer